Exhibit 99.1

KOLIBRI GLOBAL ENERGY INC.

(the “Issuer”)

Report of Voting Results

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

April 22, 2025

The following matters were voted upon by shareholders at the annual general meeting of the Issuer held on April 22, 2025, in Marina del Rey, California. Additional information regarding the matters voted upon is provided in the information circular dated March 14, 2025, for the meeting, which is available on SEDAR+.

1.	Number of Directors

On a vote on a show of hands, by ordinary resolution the number of directors was determined at five. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	15,559,774	99.99%
Votes Against	2,252	0.01%

2.	Election of Directors

On a vote on a show of hands, the following persons were elected as directors of the Issuer until the next annual general meeting. The votes submitted on this matter by proxy were as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Wolf Regener	13,058,913	97.70%	308,096	2.30%
Douglas C. Urch	12,924,137	96.69%	442,872	3.31%
Leslie O’Connor	12,908,976	96.57%	458,033	3.43%
David Neuhauser	13,270,166	99.28%	96,843	0.72%
Evan S. Templeton	12,768,549	95.52%	598,460	4.48%

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3.	Appointment of Auditors and Auditors’ Remuneration

On a vote on a show of hands, by ordinary resolution BDO USA, P.C. was appointed as auditors of the Issuer for the ensuing year, at a remuneration to be fixed by the directors. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	15,552,535	99.94%
Votes Withheld	9,491	0.06%

4.	Approval of Amended Restricted Share Unit Plan

On a vote on a show of hands, by ordinary resolution the Company’s amended Restricted Share Unit Plan and the unallocated entitlements thereunder was authorized, confirmed, ratified and approved. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	12,919,577	96.65%
Votes Withheld	447,432	3.35%

5.	Approval of Amendment to Option Plan

On a vote on a show of hands, by ordinary resolution an amendment to the Company’s Option Plan was authorized, confirmed, ratified and approved. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	12,933,208	96.75%
Votes Withheld	433,801	3.25%